Contact Gold Corp.

400 Burrard St., Suite 1050
Vancouver, BC Canada V6C 3A6

June 24, 2021

Via: EDGAR Correspondence

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Kevin Dougherty, Staff Attorney

Re: Contact Gold Corp.

Request for Acceleration

Offering Statement on Form 1-A, Post-qualification Amendment No. 1 ("Offering Statement")
(SEC File No. 024-11290)

Ladies and Gentlemen:

Pursuant to Rule 252(e), Contact Gold Corp. (the "Issuer") hereby respectfully requests that the Securities and Exchange Commission ("Commission") accelerate the qualification of the above-referenced Offering Statement, in order that said Offering Statement shall become qualified at 3:00 p.m. (EDT) on June 28, 2021, or as soon thereafter as practicable.

The Issuer confirms that no participant is required to clear compensation arrangements with FINRA.

The Issuer acknowledges and confirms that the Issuer and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission.

Please contact Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445 with any questions with respect to this request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Offering Statement qualified has been executed.

Sincerely,

Contact Gold Corp.

/s/ John Wenger

John Wenger

Chief Financial Officer